<u>Eric Flesche – Director</u>

Mr. Paul (Eric) Flesche, CRD# 3277904, holds a Bachelor of Business Administration in Finance from the University of Houston. Mr. Flesche is currently the CFO/CCO of Glendale Securities, Inc and the CFO/CCO of Mundial Financial Group LLC. He has worked in multiple capacities including the areas of financial reporting, margins, trading, and client services. He has been the FINOP for Glendale Securities, Inc. from 10/2005 to present. He has been a General Securities Principal, Municipal Fund/529 Securities Principal at Glendale Securities also. He has option order approval and entry experience at Glendale Securities, Inc., at J.P Morgan Invest, LLC and brokersXpress, LLC the independent broker division of optionsXpress, Inc. He has worked in multiple capacities at three different self-clearing firms, including one that offered correspondent clearing services. He currently holds series 27, 7, 24, 4, 55, 9, 10, 53, 3, 79 and 63.